Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in Post-Effective Amendment No. 24 to the Registration Statement (Form S-11 No. 333-164703) and related prospectus of KBS Real Estate Investment Trust III, Inc. (the “Company”) of our report dated May 5, 2014, with respect to the statement of revenues over certain operating expenses of 222 Main for the year ended December 31, 2013, appearing in the Current Report on Form 8-K/A of the Company and filed with the Securities and Exchange Commission on May 5, 2014. We also consent to the reference to us under the heading “Experts” in such Registration Statement and related prospectus.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

April 15, 2015